Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco ends toll-conversion agreement with Springfields Fuels Ltd.

Saskatoon, Saskatchewan, Canada, March 31, 2014 . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it will end its toll-conversion agreement with Springfields Fuels Ltd. (SFL) effective December 31, 2014.

In 2005, Cameco signed a 10-year toll-conversion agreement to process up to 5 million kilograms of uranium annually at the Springfields conversion facility in Lancashire, United Kingdom. The Springfields facility receives uranium trioxide (UO3) from Cameco’s Blind River uranium refinery and converts it to uranium hexafluoride (UF6), which is required to produce fuel for light water reactors. Cameco delivers the UF6 to its own customers around the world.

The toll-conversion agreement was set to expire in 2016. Cameco has agreed to pay $18 million to SFL to permit early termination of the agreement. Production for Cameco at the Springfields facility will cease by August 31, 2014. Cameco expects to receive a maximum of 3,731 tonnes of uranium as UF6 from Springfields in 2014.

“With the current weak market for UF6 conversion we can meet our customer requirements from our Port Hope conversion facility and benefit from better utilization of existing assets,” said Tim Gitzel, Cameco’s president and CEO.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Rob Gereghty	(306) 956-6190